

VRB Power Systems INCORPORATED


05005261

January 14, 2005

Securities & Exchange Commission
Office of International Finance
Mail Stop 3-2
455th Street, N.W.
Washington, DC
20549

Dear Sirs:

Re: VRB Power Systems Inc .("VRB") - 12g3-2(b) Exemption – File No. 34688

Please find attached for submission, VRB's most recent filings pursuant to TSX Venture Exchange and Canada Business Corporations Act rules.

Please do not hesitate to contact the writer should you wish further information.

Yours truly,

VRB POWER SYSTEMS INC.

Tracy Hansen

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com

VRB POWER SYSTEMS INC.

INCENTIVE STOCK OPTION PLAN – 2005
(Rolling Plan)

November 19, 2004

TABLE OF CONTENTS

VRB POWER SYSTEMS INC.

INCENTIVE STOCK OPTION PLAN

PART 1
GENERAL PROVISIONS

1.1 Interpretation

For the purposes of this Plan, the following terms shall have the following meanings:

a. **"Affiliate"** means any corporation that is an affiliate of the Corporation within the meaning set forth in the policies of the Exchange, as amended from time to time;

b. "**Board**" means the Board of Directors of the Corporation;

c. **"Common Shares"** means the common shares of the Corporation;

d. **"Consultant"** means an individual who:

   i. provides ongoing consulting, technical, management or other services to the Corporation or an Affiliate under a written contract with the Corporation or an Affiliate;

   ii. possesses technical, business or management expertise of value to the Corporation or an Affiliate;

   iii. in the opinion of the Corporation, spends or will spend a significant amount of time and attention on the business and affairs of the Corporation or an Affiliate;

   iv. has a relationship with the Corporation or an Affiliate that enables the Consultant to be knowledgeable about the business and affairs of the Corporation; and

   v. includes a Consultant Company or a Consultant Partnership.

e. "**Consultant Company**" means, for an individual Consultant, a company of which the individual consultant is an employee or shareholder;

f. "**Consultant Partnership**" means, for an individual Consultant, a partnership of which the individual Consultant is an employee or partner;

g. **"Corporation"** means VRB Power Systems Inc.;

h. "**Disinterested Shareholders"** means all of the Shareholders of the Corporation except Insiders of the Corporation who are Eligible Persons, and such Insiders' associates;

i. "**Director**" means a director of the Corporation or Affiliate, and includes an issuer all of the voting securities of which are owned by one or more Officers, Directors or employees of the Corporation or an Affiliate;

j. **"Eligible Person"** means, subject to all applicable laws, any employee, Officer, Director, Management Company Employee or Consultant of the Corporation or of any Affiliate;

k. **"Employee"** means,

i. an individual who is considered an employee under the Income Tax Act (i.e. for whom income tax employment insurance and CPP deductions must be made at source);

ii. an individual who works full-time for the Corporation providing services normally provided by an employee and who is subject to the same control and direction by the Corporation over the details and method of work as an employee of the Corporation, but for whom income tax deductions are not made at source; or

iii. an individual who works for the Corporation on a continuing and regular basis for a minimum amount of time per week providing services normally proved by an employee and who is subject to the same control and direction by the Corporation over the details and methods of work as an employee of the Corporation, but for whom income tax deductions are not made at source; and

iv. includes an issuer all of the voting securities of which are owned by one or; more Officers, Directors or employees of the Corporation or an Affiliate;

l. **"Exchange"** means the TSX Venture Exchange;

m. **"Insider"** means an insider as defined under the policies of the Exchange, as amended from time to time;

n. **"Management Company Employee"** means, an individual employed by a person providing management services to the Corporation, which are required for the ongoing successful operation of the business enterprise of the Corporation, but excluding a person engaged in investor relations activities;

o. **"Officer"** means an officer of the Corporation, or an Affiliate and includes an issuer all of the voting securities of which are owned by one or more Officers, Directors or employees of the Corporation or an Affiliate;

p. **"Option"** means a non-transferable or non-assignable option to purchase Common Shares granted to an Eligible Person pursuant to the terms of the Plan;

q. **"Participant"** means Eligible Persons to whom Options have been granted;

r. **"Plan"** means this Incentive Stock Option Plan - 2005 of the Corporation;

s. **"Share Compensation Arrangement"** means any stock option, stock option plan, employee stock purchase plan or other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

t. **"Subsidiary"** means any company that is a subsidiary of the Corporation as defined under section 1(1) of the *Securities Act* (British Columbia); and

u. **"Termination Date"** means the date on which a Participant ceases to be an Eligible Person.

In this Plan, words imparting the singular number only shall include the plural and *vice versa* and words imparting the masculine shall include the feminine.

This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

1.2 Purpose

The purpose of this Plan is to advance the interests of the Corporation by:

a. providing Eligible Persons with additional incentive;

b. encouraging stock ownership by such Eligible Persons;

c. increasing the proprietary interest of Eligible Persons in the success of the Corporation;

d. encouraging Eligible Persons to remain with the Corporation or its Affiliates; and

e. attracting new employees, directors and officers.

1.3 Administration

a. The Plan shall be administered by the Board or a committee of the Board duly appointed for this purpose by the Board and consisting of not less than 3 directors. If a committee is appointed for this purpose, all references herein to the Board will be deemed to be references to the Committee.

b. Subject to the limitations of the Plan, the Board shall have the authority to:

   i. grant Options to purchase Common Shares to Eligible Persons;

   ii. determine the terms, limitations, restrictions and conditions respecting such grants;

   iii. interpret the Plan and adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it shall from time to time deem advisable; and

   iv. make all other determinations and take all other actions in connection with the implementation and administration of the Plan including without limitation for the purpose of ensuring compliance with Section 1.10 hereof as it may deem necessary or advisable.

c. The Board's guidelines, rules, regulations, interpretations and determinations shall be conclusive and binding upon the Corporation and all other persons.

1.4 Shares Reserved

a. The aggregate number of Common Shares to be reserved for exercise of all options granted under the Plan and any other Share Compensation Arrangement shall not exceed 10% of the issued shares of the Corporation at the time of granting of options. No fractional shares shall be issued and the Board may determine the manner in which fractional share values shall be treated.

b. The maximum number of Common Shares which may be reserved for issuance to any one person under the Plan in any 12 month period shall be 5% of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance to such person under any other option to purchase Common Shares from treasury granted as a compensation or incentive mechanism.

c. If there is a change in the outstanding Common Shares by reason of any stock dividend or split, recapitalization, amalgamation, consolidation, combination or exchange of shares, or other corporate change, the Board shall make, subject to the prior approval of the relevant stock exchange(s), appropriate substitution or adjustment in:

i. the number or kind of shares or other securities reserved for issuance pursuant to the Plan; and

ii. the number and kind of shares subject to unexercised Options theretofore granted and in the option price of such shares; provided however that no substitution or adjustment shall obligate the Corporation to issue or sell fractional shares. If the Corporation is reorganized, amalgamated with another corporation, or consolidated, the Board shall make such provision for the protection of the rights of Participants as the Board in its discretion deems appropriate.

d. The Corporation shall at all times during the term of the Plan reserve and keep available such number of shares as will be sufficient to satisfy the requirements of the Plan.

1.5 <u>Limits with respect to Insiders</u>

a. The maximum number of Common Shares which may be reserved for issuance to Insiders under the Plan shall be 10% of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance to Insiders under any other Share Compensation Arrangement.

b. The maximum number of Common Shares which may be issued to Insiders under the Plan within a one year period shall be 10% of the Common Shares outstanding at the time of the issuance (on a non-diluted basis), excluding Common Shares issued under the Plan or any other Share Compensation Arrangement over the preceding one year period. The maximum number of Common Shares which may be issued to any one Insider and such Insider's associates under the Plan within a one year period shall be 5% of the Common Shares outstanding at the time of the issuance (on a non-diluted basis), excluding Common Shares issued to such Insider under the Plan or any other Share Compensation Arrangement over the preceding one year period.

c. Any entitlement to acquire Common Shares granted pursuant to the Plan or any other Share Compensation Arrangement prior to the grantee becoming an Insider shall be excluded for the purposes of the limits set out in (a) and (b) above.

1.6 <u>Limits with respect to Consultants</u>

The number of options granted to any one Consultant in a 12 month period under the Plan shall not exceed 2% of the outstanding Common Shares at the time of grant, less the aggregate number of Common Shares reserved for issuance to Consultants pursuant to any other Share Compensation arrangement, unless the consent of the Exchange is first obtained.

1.7 Limits with respect to Persons involved in Investor Relations Activities

The aggregate number of options granted under the Plan to persons involved in investor relations activities in any 12 month period shall not exceed 2% of the outstanding Common Shares at the time of grant, less the aggregate number of Common Shares reserved for issuance to such persons under any other Share Compensation Arrangement, unless the consent of Exchange is first obtained.

1.8 Non-Exclusivity

Nothing contained herein shall prevent the Board from adopting other or additional compensation arrangements, subject to any required approvals.

1.9 Amendment and Termination

The Board may amend, suspend or terminate the Plan or any portion thereof at any time in accordance with applicable legislation and subject to any required approval. No such amendment, suspension or termination shall alter or impair any Options or any rights pursuant thereto granted previously to any Participant without the consent of such Participant. If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force at the time of the Plan shall continue in effect during such time as an Option or any rights pursuant thereto remain outstanding.

1.10 Compliance with Legislation

The Plan, the grant and exercise of Options hereunder and the Corporation's obligation to sell and deliver Common Shares upon exercise of Options shall be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulations of any stock exchange(s) on which the Common Shares are listed for trading and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Corporation, be required. The Corporation shall not be obligated by any provision of the Plan or the grant of any Option hereunder to issue or sell Common Shares in violation of such laws, rules and regulations or any condition of such approvals. No Option shall be granted and no Common Shares issued or sold hereunder where such grant, issue or sale would require legislation of the Plan or of Common Shares under the securities laws of any foreign jurisdiction and any purported grant of any Option or issue or sale of Common Shares hereunder in violation of this provision shall be void. In addition, the Corporation shall have no obligation to issue any Common Shares pursuant to the Plan unless such Common Shares shall have been duly listed, upon official notice of issuance, with all stock exchanges on which the Common Shares are listed for trading. Common Shares issued and sold to Participants pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws.

1.11 Representation

The Corporation represents that any Employee, Consultant or Management Company Employee who is granted an Option or Options is a bona fide Employee, Consultant or Management Company Employee, as the case may be, of the Corporation or an Affiliate.

1.12 Effective Date

The Plan shall be subject to the approval of any relevant regulatory authority whose approval is required. Any Options granted under the Plan prior to such approvals and acceptances shall be conditional upon such approvals and acceptances being given and no such Options may be exercised unless such approvals and acceptance is given.

PART 2
OPTIONS

2.1 Grants

Subject to the provisions of the Plan, the Board shall have the authority to determine the limitations, restrictions and conditions, if any, in addition to those set forth in Section 2.3 hereof, applicable to the exercise of an Option, including without limitation, the nature and duration of the restrictions, if any, to be imposed upon the sale or other disposition of Common Shares acquired upon exercise of the Option, and the nature of the events, if any, and the duration of the period in which any Participant's rights in respect of Common Shares acquired upon exercise of an Option may be forfeited. An Eligible Person may receive Options on more than one occasion under the Plan and may receive separate Options on any one occasion.

2.2 Option Price

a. Subject to a minimum price of $0.10 per share, the option price shall not be less than the closing price (the "Market Price") of the Common Shares on the Exchange immediately preceding the day on which the Board grants and provides notice to the Exchange of the Option(s), less the discount to the Market Price permitted by the Exchange.

b. If the options are granted within ninety days of a public distribution, then the option price shall not be less than the greater of the price calculated in 2.2(a) or the price per share paid by the public investors pursuant to the public distribution. The ninety day period will commence on the day a receipt is issued for the (final) prospectus.

c. The option price shall be subject to adjustment in accordance with the provisions of Section 1.4(c) hereof.

2.3 Exercise of Options

a. Options granted must be exercised no later than 5 years after the date of grant or such lesser period as the regulations made pursuant to the Plan may require.

b. Options shall not be transferable by the Participants otherwise than by will or the laws of descent and distribution, and shall be exercisable during the lifetime of a Participant only by the Participant and after death only by the Participant's legal representative (subject to the limitation that Options may not be exercised later than 5 years from their date of grant).

c. Except as otherwise determined by the Board and subject to the limitation that Options may not be exercised later than 5 years from their date of grant:

   i. if a Participant ceases to be an Eligible Person for any reason whatsoever other than death, each Option held by the Participant other than a Participant who is involved in investor relations activities will cease to be exercisable 90 days after the Termination Date. For Participants involved in investor relations activities, Options shall cease to be exercisable 30 days after the Termination Date. If any portion of an Option is not vested by the Termination Date, that portion of the Option may not under any circumstances be exercised by the Participant. Without limitation, and for greater certainty only, this provision will apply regardless of whether the Participant was dismissed with or without cause and regardless of whether the Participant received compensation in respect of dismissal or was entitled to a period of notice of termination which would

otherwise have permitted a greater portion of the Option to vest with the Participant;

ii. if a Participant dies the legal representative of the Participant may exercise the Participant's Options within one year after the date of the Participant's death, but only to the extent the Options were by their term exercisable on the date of death.

d. Subject to the provisions of this Section 2.3(d), the Board shall determine the manner in which Options shall vest and become exercisable. Options granted to Consultants providing investor relations services shall vest at a minimum over a period of 12 months with no more than 1/4 of such Options vesting in any 3 month period. The Board may impose such other restrictions or limitations or requirements upon the exercise of Option as the Board, in its absolute discretion, may determine on the date of grant.

e. Each Option shall be confirmed by an option agreement executed by the Corporation and by the Participant.

f. The exercise price of each Common Share purchased under an Option shall be paid in full in cash or by bank draft or certified cheque at the time of such exercise, and upon receipt of payment in full, but subject to the terms of the Plan, the number of Common Shares in respect of which the Option is exercised shall be duly issued as fully paid and non-assessable.

g. Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its registered office of a written notice of exercise addressed to the Secretary of the Corporation specifying the number of Common Shares with respect to which the Option is being exercised and accompanied by payment in full of the Option Price of the Common Shares to be purchased. Certificates for such Common Shares shall be issued and delivered to the Optionee within a reasonable period of time following the receipt of such notice and payment.

h. Notwithstanding any of the provisions contained in the Plan or in any Option, the Corporation's obligation to issue Common Shares to a Participant pursuant to the exercise of an Option shall be subject to:

i. completion of such registration or other qualification of such Common Shares or obtaining approval of such governmental or regulatory authority as counsel to the Corporation shall reasonably determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

ii. admission of such Common Shares to listing on any stock exchange on which the Common Shares may then be listed; and

iii. the receipt from the Participant of such representations, agreements and undertakings, including as to future dealings in such Common Shares, as counsel to the Corporation reasonably determines to be necessary or advisable in order to safeguard against the violation of the laws of any jurisdiction.

i. In this connection the Corporation shall, to the extent necessary, take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for issuance of such Common Shares in compliance with applicable laws and for the admission to listing of such Shares on any stock exchange on which the Common Shares are then listed.

2.4 Amendments to Option Grants

Subject to the policies of Exchange, the Board may amend any Option with the consent of the affected Participant. If an amendment reducing the exercise price of the Option is made to an Option held by an Insider, the amendment shall only be made effective after the approval of the Disinterested Shareholders at a general meeting of the Shareholders of the Corporation is received.

PART 3
MISCELLANEOUS PROVISIONS

3.1 The holder of an Option shall not have any rights as a shareholder of the Corporation with respect to any of the Common Shares covered by such Option until such holder shall have exercised such Option in accordance with the terms of the Plan (including tendering payment in full of the Option Price of the Common Shares in respect of which the Option is being exercised).

3.2 Nothing in the Plan or any Option shall confer upon a Participant any right to continue in the employ of the Corporation or any Affiliate or affect in any way the right of the Corporation or any Affiliate to terminate his employment at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any Affiliate to extend the employment of any Participant beyond the time which he would normally be retired pursuant to the provisions of any present or future retirement plan of the Corporation or any Affiliate, or beyond the time at which he would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any Affiliate.

RECEIVED
2005 JAN 24 A 11:13

FORM 4G


TSX venture
EXCHANGE
TSX

SUMMARY FORM – INCENTIVE STOCK OPTIONS

Re: VRB POWER SYSTEMS INC. (the "Issuer").

Month in which stock options have been granted or amended: November, 2004.

This Form must be filed at the conclusion of each calendar month during which options have been granted or amended.

New Options Granted:

Name of Optionee	Date of news release disclosing grant (if applicable)	Position of Optionee (Director/ Officer /Employee/ Consultant	Date of Grant	No. of Optioned Shares	Exercise Price	Expiry Date
David Adderley	N/A	Consultant	Nov 22/04	50,000	$0.73	Nov 21/06
Tracy Hansen	N/A	Employee	Nov 22/04	25,000	$0.73	Nov 21/09

Total number of optioned shares proposed for acceptance: 75,000.

- Date shareholder approval was obtained for the Stock Option Plan: November 19, 2004.
- Subsequent to the grant of options presented above, state the number of shares remaining available for issuance under the plan: 3,643,911.

Amended Options: N/A

Name of Optionee	No. of Optioned Shares	Amended Exercise Price	Original Date of Grant	New/Current Expiry Date

- If amendments are proposed to directors or officers options, disclose the date shareholder approval was obtained for the amendment: ______________.

DECLARATION

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration.

2. The Issuer has not been put on notice to have its listing transferred to NEX, pursuant to *Policy 2.5 – Tier Maintenance Requirements and Inter-Tier Movement.*

3. The Filing is either in all respects in accordance with Exchange *Policy 4.4 – Incentive Stock Options*, in effect as of the date of this Declaration, or any deviations are indicated herein.

4. As of the date of grant there were no Material Changes in the affairs of the Issuer which were not publicly disclosed.

Acknowledgement - Personal Information

"Personal Information" means any information about an identifiable individual, and includes the information contained in the tables, as applicable, found in this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated November 29, 2004.



Vince Sorace
Name of Director or Senior Officer

Signature

President ~~and Director~~
Official Capacity

54608

FORM 4G


TSX venture
EXCHANGE
TSX

SUMMARY FORM - INCENTIVE STOCK OPTIONS

Re: VRB POWER SYSTEMS INC. (the "Issuer").

Month in which stock options have been granted or amended: December, 2004.

This Form must be filed at the conclusion of each calendar month during which options have been granted or amended.

New Options Granted:

Name of Optionee	Date of news release disclosing grant (if applicable)	Position of Optionee (Director/ Officer /Employee/ Consultant	Date of Grant	No. of Optioned Shares	Exercise Price	Expiry Date
Neal & Company Consultants Ltd.	Dec 1, 2004	Consultant	Dec 1/04	100,000	$0.93	Nov 30/06

Total number of optioned shares proposed for acceptance: 100,000.

- Date shareholder approval was obtained for the Stock Option Plan: November 19, 2004.
- Subsequent to the grant of options presented above, state the number of shares remaining available for issuance under the plan: 3,543,911.

Amended Options: N/A

Name of Optionee	No. of Optioned Shares	Amended Exercise Price	Original Date of Grant	New/Current Expiry Date

- If amendments are proposed to directors or officers options, disclose the date shareholder approval was obtained for the amendment: ____________.

DECLARATION

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration.

2. The Issuer has not been put on notice to have its listing transferred to NEX, pursuant to *Policy 2.5 – Tier Maintenance Requirements and Inter-Tier Movement*.

3. The Filing is either in all respects in accordance with Exchange *Policy 4.4 – Incentive Stock Options*, in effect as of the date of this Declaration, or any deviations are indicated herein.

4. As of the date of grant there were no Material Changes in the affairs of the Issuer which were not publicly disclosed.

Acknowledgement - Personal Information

"Personal Information" means any information about an identifiable individual, and includes the information contained in the tables, as applicable, found in this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated December 29, 2004.

Vince Sorace
Name of Director or Senior Officer



Signature

President and Director
Official Capacity

54608


TSX
TSX venture
EXCHANGE

FORM 4F

CERTIFICATION AND UNDERTAKING REQUIRED FROM A COMPANY GRANTED AN INCENTIVE STOCK OPTION

Re: VRB POWER SYSTEMS INC. (the "Issuer").

Trading Symbol: VRB.

Neal & Company Consultants Ltd. (the "Option Holder") certifies that all shares of the Option Holder are owned by Gordon Neal, a Person eligible to be granted an incentive stock option, and undertakes, for the duration of the time that the Option Holder is the holder of an incentive stock option in the shares of the Issuer, that it will not:

1. effect or permit any transfer of ownership or option of shares of the Option Holder; or
2. allot and issue further shares of any class of shares of the Option Holder to any other individual or entity.

Acknowledgement - Personal Information

"Personal Information" means any information about an identifiable individual, and includes the information contained in the first paragraph of this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated December 1, 2004

NEAL & COMPANY CONSULTANTS LTD.

Authorized signatory


VRB Power Systems
INCORPORATED

News Release
For Immediate Release

NEAL & COMPANY APPOINTED AS INVESTOR RELATIONS

Vancouver, B.C. (December 1, 2004) – VRB Power Systems Inc. (TSX-V: VRB) is pleased to announce the appointment of Gordon Neal of Neal & Company Consulting Ltd. as Director of Investor Relations of the Company.

Gordon Neal holds a B.Sc. from Dalhousie University. During the past year Mr. Neal has been the Director of Investor Relations & Communications for Westport Innovations Inc., a company that has developed technologies that allow diesel engines to operate on alternative fuels such as natural gas, propane and hydrogen. Mr. Neal was responsible for the development and execution of the Investor and Public Relations programs; coordination and execution of trades shows and media relations; provided analysts with metrics and reviewing models, provided proactive institutional investor targeting and established an institutional shareholders contact program.

Prior to his involvement with Westport Innovations Inc. Mr. Neal was the Vice President of Investor Relations for Pivotal Corp. and Global Light Telecommunications. Throughout the 1990's Mr. Neal was the President of Neal McInerney Investor Relations, the second largest Investor Relations firm in Canada, which marketed more than $4 billion worth of equity and debt issues.

"Mr Neal's most recent focus on institutional investors that are interested in alternative energy companies bodes well for the Company", says Vince Sorace, President of VRB Power. "His long history of delivering Investor Relations programs to an extensive list of portfolio managers will assist in raising VRB Power's profile in the institutional investment community".

The agreement, which has a one year term, provides for Mr. Neal to spend a minimum of 20 hours per week on behalf of the Company and includes compensation of $5,000 per month, and 100,000 incentive stock options priced at $0.93 per share exercisable for a 2 year period. Mr. Neal will also be entitled to receive a 1% finder's fee of gross proceeds from monies raised by way of financings that are a result of Mr. Neal's efforts. The agreement is subject to regulatory approval and all terms will be subject to and in accordance with the rules and regulations of the TSX Venture Exchange.

About VRB Power
Based in Vancouver, B.C. Canada, VRB Power Systems Inc. is an electrochemical energy storage company that has commercialized the patented Vanadium Redox Battery Energy Storage System ("VRB-ESS"). The VRB-ESS is a new enabling technology that can effectively store electricity on demand. The VRB-ESS can provide direct economic benefits to utilities and end users in terms of improved power quality, reliability and energy efficiency. The VRB-ESS is particularly well suited to load levelling (peak shaving), electrical power arbitrage, grid stability enhancements, capital deferment and Remote Area Power Supply (RAPS) applications. It is primarily focused on stationary

power sources such as utility substations, commercial buildings, production facilities, telecommunication operations, cellular radio sites, and renewable resource generation such as wind farms - creating the ability to provide "firm" capacity. As a **"green"** technology, the VRB is characterized by the lowest ecological impact of all energy storage technologies and is unlike most other conventional energy storage systems that rely on toxic substances such as lead, zinc or cadmium. VRB Power is publicly listed on the TSX Venture Exchange ("VRB") and the OTC Pinksheets ("VRBPF").

Vince Sorace
President, VRB Power Systems Inc.

For further information please contact:
VRB Power Systems Inc. at 604-697-8820.
Or visit the company's web site at: www.vrbpower.com

Warning: The Company relies upon litigation protection for "forward-looking statements"
"The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release"



VRB Power Systems
INCORPORATED

News Release
For Immediate Release

EXTENSION OF WARRANT TERM

Vancouver, B.C. (December 10, 2004) VRB Power Systems Inc. (TSX-V: VRB) is pleased to announce that it will, subject to regulatory approval, extend the term of its series "M" warrants issued on February 6, 2004 and its series "N" warrants issued on March 16, 2004. The exercise price of the warrants will remain at $1.15, however the term will be extended to another full year. Accordingly, the series "M" warrants will expire on February 6, 2006 and the series "N" warrants will expire on March 16, 2006.

The one year term extension also applies to the 156,570 agent's options issued to Pacific International Securities Inc. (the "Agent"). Each agent's option entitles the Agent to purchase one unit at a price of $0.95 for a period of one year from the closing. Each unit is comprised of one common share and one common share purchase warrant with each warrant entitling the Agent to acquire one additional common share at a price of $1.20 CAD per share for a period of one year. Accordingly, the 156,570 agent's options will expire on March 16, 2006.

About VRB Power
Based in Vancouver, B.C. Canada, VRB Power Systems Inc. ("VRB Power") is an electrochemical energy storage company that has commercialized the patented Vanadium Redox Battery Energy Storage System ("VRB-ESS") and has acquired the intellectual property rights and assets comprising the Regenesys Energy Storage System ("RGN-ESS") for the purpose of developing similar but larger scale flow battery systems. Both technologies represent a new enabling capability to effectively store electricity on demand. They can provide direct economic benefits to utilities and end users in terms of improved power quality, reliability and energy efficiency. They are particularly well suited to load levelling (peak shaving), electrical power arbitrage, grid stability enhancements, capital deferment and Remote Area Power Supply (RAPS) applications. The company is primarily focused on stationary power sources such as utility substations, commercial buildings, production facilities, telecommunication operations, cellular radio sites, and renewable resource generation such as wind farms - creating the ability to provide "firm" capacity. As "**green**" technologies, the VRB-ESS and RGN-ESS are characterized by very low ecological impact and are unlike most other conventional energy storage systems that rely on toxic substances such as lead, zinc or cadmium. VRB Power is publicly listed on the TSX Venture Exchange ("VRB") and the OTC Pinksheets ("VRBPF").

Vince Sorace
President, VRB Power Systems Inc.

For further information please contact:
VRB Power Systems Inc. at 604-697-8820.
Or visit the company's web site at: www.vrbpower.com

Warning: The Company relies upon litigation protection for "forward-looking statements"
"The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release"

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com


VRB Power Systems
INCORPORATED

News Release
For Immediate Release

VRB Power's Subsidiary Pinnacle Approves Share Cancellation and Asset Transfer

Vancouver, B.C. (December 20, 2004) – VRB Power Systems Inc. (TSX-V: VRB) is pleased to announce that at the Annual General Meeting of Pinnacle VRB Ltd. held on December 20, 2004, all of the appropriate resolutions to complete the terms of the Revised Implementation Agreement announced October 27, 2004 were passed by its minority shareholders. The sale of VRB Power's Pinnacle shares, transfer of patents and other conditions required to satisfy formal completion are scheduled to occur in late January 2005.

About VRB Power
Based in Vancouver, B.C. Canada, VRB Power Systems Inc. ("VRB Power") is an electrochemical energy storage company that has commercialized the patented Vanadium Redox Battery Energy Storage System ("VRB-ESS") and has acquired the intellectual property rights and assets comprising the Regenesys Energy Storage System ("RGN-ESS") for the purpose of developing similar but larger scale flow battery systems. Both technologies represent a new enabling capability to effectively store electricity on demand. They can provide direct economic benefits to utilities and end users in terms of improved power quality, reliability and energy efficiency. They are particularly well suited to load levelling (peak shaving), electrical power arbitrage, grid stability enhancements, capital deferment and Remote Area Power Supply (RAPS) applications. The company is primarily focused on stationary power sources such as utility substations, commercial buildings, production facilities, telecommunication operations, cellular radio sites, and renewable resource generation such as wind farms - creating the ability to provide "firm" capacity. As **"green"** technologies, the VRB-ESS and RGN-ESS are characterized by very low ecological impact and are unlike most other conventional energy storage systems that rely on toxic substances such as lead, zinc or cadmium. VRB Power is publicly listed on the TSX Venture Exchange ("VRB") and the OTC Pinksheets ("VRBPF").

Warning: The Company relies upon litigation protection for "forward-looking statements"
"The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release"

Vince Sorace
President, VRB Power Systems Inc.

For further information please contact:
VRB Power Systems Inc. at 604-697-8820.
Or visit the company's web site at: www.vrbpower.com

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com


VRB Power Systems INCORPORATED

News Release
For Immediate Release

VRB Power & Electrosynthesis Sign Technology Development Agreements

Vancouver, B.C. (January 5, 2005) – VRB Power Systems Inc. (TSX-V: VRB) is pleased to announce it has entered into technology development agreements with Electrosynthesis Company Inc. ("ESC"). ESC previously acted as an in house research and development division of RWE npower PLC for the Regenesys technology.

ESC is a research and development company specializing in the development of electrochemical technologies for energy storage systems, fuel cells, electrodialysis, separations, sensors, synthesis of inorganic and organic chemicals and recycling of waste streams. ESC offers internationally recognized expertise in electrochemistry and R&D services, engineering, and the sale of electrochemical systems to provide practical solutions for clients worldwide.

"We are pleased to continue development and commercialization work on the flow battery technology. VRB Power's acquisition of the Regenesys technology will enable the Company to address a broad range of market needs providing security of supply and economic advantages to utility companies and industry, states Dr. David Genders, President of ESC.

"ESC is an exceptional organization with extensive experience in the field of electrochemistry and energy storage", states Tim Hennessy, CEO of VRB Power. "Coupled with the previously announced development agreement with Noram Engineering, VRB Power now has two world class organizations with valuable synergies that will couple to fulfill the ongoing development requirements of the Company."

About Electrosynthesis
Offering expertise in electrochemical technology, Electrosynthesis Company, Inc. began as an R&D and consulting firm in 1977. In 1992, we moved into our current custom-built laboratory facility where we have been providing electrochemical expertise to solve problems for clients worldwide. To date, our highly skilled staff has completed more than 200 different R&D projects for clients giving us a unique experience base. Website: www.electrosynthesis.com

About VRB Power
Based in Vancouver, B.C. Canada, VRB Power Systems Inc. is an electrochemical energy storage company that has commercialized the patented Vanadium Redox Battery Energy Storage System ("VRB-ESS"). The VRB-ESS is a new enabling technology that can effectively store electricity on demand. The VRB-ESS can provide direct economic benefits to utilities and end users in terms of improved power quality, reliability and energy efficiency. The VRB-ESS is particularly well suited to load levelling (peak shaving), electrical power arbitrage, grid stability enhancements, capital deferment and Remote Area Power Supply (RAPS) applications. It is primarily focused on stationary power sources such as utility substations, commercial buildings, production facilities, telecommunication operations, cellular radio sites, and renewable resource generation such as wind farms - creating the ability to provide "firm"

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com

capacity. As a "green" technology, the VRB is characterized by the lowest ecological impact of all energy storage technologies and is unlike most other conventional energy storage systems that rely on toxic substances such as lead, zinc or cadmium. VRB Power is publicly listed on the TSX Venture Exchange ("VRB") and the OTC Pinksheets ("VRBPF").

Warning: The Company relies upon litigation protection for "forward-looking statements"
"The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release"

Vince Sorace
President, VRB Power Systems Inc.

For further information please contact:
VRB Power Systems Inc. at 604-697-8820.
Or visit the company's web site at: www.vrbpower.com



VRB Power Systems
INCORPORATED

News Release
For Immediate Release

Stock Option Grant

Vancouver, B.C. (January 12, 2005) – VRB Power Systems Inc. (TSX-V: VRB) is pleased to announce the issuance of 250,000 incentive stock options exercisable for a period of five years at an exercise price of $0.95 to officers and directors of the Company.

About VRB Power
Based in Vancouver, B.C. Canada, VRB Power Systems Inc. is an electrochemical energy storage company that has commercialized the patented Vanadium Redox Battery Energy Storage System ("VRB-ESS"). The VRB-ESS is a new enabling technology that can effectively store electricity on demand. The VRB-ESS can provide direct economic benefits to utilities and end users in terms of improved power quality, reliability and energy efficiency. The VRB-ESS is particularly well suited to load levelling (peak shaving), electrical power arbitrage, grid stability enhancements, capital deferment and Remote Area Power Supply (RAPS) applications. It is primarily focused on stationary power sources such as utility substations, commercial buildings, production facilities, telecommunication operations, cellular radio sites, and renewable resource generation such as wind farms - creating the ability to provide "firm" capacity. As a "green" technology, the VRB is characterized by the lowest ecological impact of all energy storage technologies and is unlike most other conventional energy storage systems that rely on toxic substances such as lead, zinc or cadmium. VRB Power is publicly listed on the TSX Venture Exchange ("VRB") and the OTC Pinksheets ("VRBPF").

Warning: The Company relies upon litigation protection for "forward-looking statements"
"The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release"

Vince Sorace
President, VRB Power Systems Inc.

For further information please contact:
VRB Power Systems Inc. at 604-697-8820.
Or visit the company's web site at: www.vrbpower.com

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com


TSX venture
EXCHANGE

Amended FORM 5C
TRANSACTION SUMMARY FORM

Re: VRB Power Systems Inc. (the "Issuer").

Trading Symbol: VRB

The undersigned hereby certifies the following information:

1. The undersigned is a director or senior officer of the Issuer and is duly authorized by the Issuer to make this declaration.

2. The transaction is fully disclosed in a news release dated October 27, 2004

3. The asset/property to be acquired by the Issuer, including the location of the asset/property is as follows:

   The Issuer and Pinnacle VRB Ltd. ("Pinnacle") have agreed to restructure their relationship insofar as their respective rights to the vanadium redox battery system technology is concerned.

   The Issuer will:

   (a) offer for sale to existing shareholders of Pinnacle pursuant to a prospectus offering in Australia, all of the shares that the Issuer owns in its subsidiary Pinnacle at a price of $0.01 per share. Any shares not purchased by existing shareholders will be purchased by a third party (or parties) on a fully underwritten basis with proceeds going to Pinnacle, resulting in the Issuer no longer being a shareholder of Pinnacle.

   (b) The Issuer will procure the written resignations of its directors on the Board of Pinnacle.

   (c) Pinnacle will receive 750,000 common shares of the Issuer and 750,000 share purchase warrants with each warrant entitling Pinnacle to acquire an additional common share in the Issuer for a price of $1.15 CAD per share for a period of 1 year. In addition to the usual regulatory hold period of 4 months, all shares will be subject to a contractual hold period as follows: 30% released for sale after 4 months; 50% released for sale after 6 months; 75% released for sale after 9 months; 100% released for sale after 12 months.

Pinnacle will:

(a) agree to the termination of the African Licence Agreement under which the Issuer is currently obliged to pay to Pinnacle an annual licence fee of AUD $250,000 for a remaining term of 20 years. Under the terms of the Agreement, the Issuer will be released from it's obligation to pay the fee which became due at the end of May 2004 upon completion of the transaction.

(b) settle the outstanding approximately $800,000 debt owed to the Issuer for payment of AUD $100,000.

(c) irrevocably assign to the Issuer, with no retention of rights, all patents relating to the VRB technology except for those in Australia.

Additionally, each party will grant the other a first right of refusal to acquire each others patents (as per the patents contemplated by this transaction) for a 2 year period. Pinnacle shareholders will also be asked to approve a transaction between Pinnacle and Sumitomo Electric Industries, Ltd. of Japan ("SEI") relating to the licence agreement between Pinnacle and SEI dated 14 April 2002 ("the Licence Agreement") whereby SEI is required to pay a royalty calculated as 1.5% of the net sales price for each licensed product supplied by SEI or any sub-licensee until 6 April 2006. In consideration for SEI granting waivers of certain terms of the Memorandum of Agreement signed between Pinnacle and SEI 14 April 2002 which removes restrictions relating to a change in control of Pinnacle, Pinnacle is to waive the obligation of SEI to pay the royalty pursuant to the Licence Agreement from 15 June 2004 until termination on 6 April 2006.

4. The date, parties to and type of agreement (eg: sale or option) are as follows: Restated Implementation Agreement dated 2004

5. The total share and/or cash consideration and required work commitments for the first year for the transaction are as follows: 750,000 units, each unit comprising one common share and one share purchase warrant exercisable at $1.15 for one year (the "Units")

6. The names of any parties receiving securities of the Issuer pursuant to the transaction and the number of securities to be issued are described as follows:

Name of Party (If not an individual, name all Insiders of the Party)	Number and Type of Securities to be Issued	Insider=Y ProGroup=P Not Applicable=N/A
Pinnacle VRB Limited	750,000 Units	N/A

7. The transaction is not a Non Arm's Length Party Transaction as defined in *Policy 1.1 – Interpretation* or, if the transaction is a Non Arm's Length Party Transaction, the details of the relationship between the Issuer and the other party are as follows: Pinnacle is currently a subsidiary of VRB

8. If the other party to the transaction is not an individual, the names of all Insiders of the other party are as follows: Malcolm McAully, Colin Andrews, Vince Sorace, Timothy Hennessy and Wayne Case

9. If the transaction is an acquisition, the Issuer has taken reasonable steps to ensure that the vendor has good title.

10. There are no Material Changes relating to the Issuer which have not been publicly disclosed.

11. To the knowledge of the Issuer, at the time an agreement was reached, no other party to the transaction had knowledge of any undisclosed Material Fact or Material Change relating to the Issuer, other than in relation to the transaction.

12. The Expedited Acquisitions, as defined in *Policy 5.3 – Acquisitions and Dispositions of Non-Cash Assets*, of the Issuer during the preceding 6 months are as follows: N/A

13. If a finder's fee is to be paid, the particulars of such proposed fee are as follows (including name and address of the finder): N/A

14. If applicable, state that the transaction is the acquisition of an interest in a property and that the property being acquired is contiguous to or otherwise related to any other asset acquired in the last 12 months. N/A

15. The transaction has been approved by the directors of the Issuer and in the event of any conflict of interest, to the knowledge of the Issuer, any party in conflict has complied with applicable corporate law and Exchange Requirements.

16. If the transaction is a Non Arm's Length Party Transaction, as defined in *Policy 1.1 – Interpretation*, disclose:

    (a) the directors who declared a conflict of interest and abstained from voting at the directors meeting regarding this transaction were: Vince Sorace, Timothy Henneessy and Wayne Case; and

    (b) if the transaction is subject to *Policy 5.9 – Insider Bids, Going Private Transactions and Related Party Transactions*, how compliance will be made with the applicable valuation and shareholder approval requirements of that Policy. N/A

17. If the transaction forms part of a COB or RTO, the relevant terms of the COB or RTO are as follows: N/A

Acknowledgement - Personal Information

"Personal Information" means any information about an identifiable individual, and includes the information contained in Items 4, 6, 7, 8, 13 and 16, as applicable, in this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated: November 10, 2004



Signature of authorized signatory

Vince Sorace
Print name of signatory

President
Official capacity